September 6, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2005 File No. 001-31369

Dear Mr. Cline:

This letter is being submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated and received by the Company on August 30, 2006 relating to the Company’s Form 10-K for the Fiscal Year December 31, 2005.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 56

1.	Please refer to our previous comment 2. You have stated that cash flows from the sale or securitization of loans and receivables not identified for sale or securitization upon origination are reported in the financing section of your cash flow statement. (Please note that we had stated that these cash flows are reported in the investing section.) Considering the large volume of securitizations you report on page 45 of your 2005 Form 10-K compared to the small amount of cash flows from sales and securitizations reported in the operating section of your cash flow statement, it remains unclear as to why a portion of these cash flows should not be presented in your operating section of your cash flow statement. Please advise us as follows:

•	Clearly explain how you determined that the portion of loans and receivables sold or securitized met the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment upon origination;
•	Reconcile your history of securitizing loans and receivables with the condition in paragraph 8(a) of SOP 01-6 that at the time of origination you have the intent and ability to hold the receivables for the foreseeable future, or until maturity or payoff.
•	Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of loans and receivables as a source of liquidity and if so, to what extent.

Company Response

We are predominantly a balance sheet lender with approximately 90% of managed financing and leasing assets at December 31, 2005 funded with on-balance sheet debt. Our primary funding sources are commercial paper (in the U.S., Canada and Australia) and long-term debt (in the U.S. and various international markets). To further strengthen and diversify our funding capabilities, we also maintain committed asset-backed facilities covering a range of asset classes. For the years ended 2003 through 2005, less than 10% of our managed assets were transferred off-balance sheet via securitizations.

As described further below, we have a rigorous liquidity risk management process, which includes frequent cash flow forecasts and contingency funding plans. As part of this process, prior to origination, we establish eligibility criteria for specific assets to be securitized and sold. Accordingly, our intent to securitize is generally established prior to the origination of specific assets. Similarly, our intent to hold assets that are classified as held for investment according to paragraph 8(a) of SOP-01-6 is generally established prior to origination via this funding / liquidity process.

All loans and leases which are identified by us for securitization upon origination, or within the quarterly reporting period of origination, are classified as Financing and leasing assets held for sale on our Consolidated Balance Sheets. We securitize receivables on a quarterly basis. As shown in the table below, the loan and lease originations designated for securitization at origination approximate securitization volume for the past three years. The components of Decrease / increase in finance receivables held for sale of our Consolidated Statement of Cash Flows for the years ended December 31, are as follows:

($ in millions)	2005	2004	2003
Assets designated as held for sale at origination	$4,008	$4,495	$5,167
Proceeds from securitizations (1)	(3,544)	(3,870)	(4,589)
Collections prior to securitization	(663)	(231)	(873)

Decrease / increase in finance receivables held for sale	$(199)	$394	$(295)

Securitization volume (page 45, 2005 Form 10-K)	$4,320	$4,434	$5,320

(1) Proceeds from securitizations, as disclosed in Note 6 to the December 31, 2005 financial statements, are less than securitization volume due to structural enhancement such as over-collateralization, cash collateral and reserve accounts. These amounts are reclassified at the sale date to retained interests in conjunction with the securitization.

The cash flows related to these securitized assets, including cash flows from origination, sale and collections prior to sale, are reported on a net basis in the caption Decrease / increase in finance receivables held for sale in the operating section on our Consolidated Statements of Cash Flows. We considered the guidance in paragraphs 12, 13 and 13a of SFAS 95 in this net basis presentation.

Our practice, both during the past three fiscal years and currently, has been to perform weekly cash flow projections. These projections have considered all origination volumes, including assets originated for securitization. All forms of financing, including commercial paper, term debt and asset-backed securitizations are considered in these projections. The level of securitization considered in these projections has been consistent with our actual securitization volumes. Actual volumes have been dependent on various factors that are estimated in the forecasts, including origination volume by asset class, amounts of ineligible loans and the timing of originations. As part of our ongoing liquidity risk management process, we periodically stress test our cash flow projections and liquidity measurements for potential market disruption. This process considers securitization activities. In addition to our active securitization programs described above, the contingency plan also considers committed securitization vehicles that we have in place that permit us to sell home equity loans and factoring receivables. We have not utilized these programs since 2003. See page 43 of MD&A in our 2005 Form 10-K for additional discussion.

In the investing cash flows section of our Consolidated Statements of Cash Flows, all amounts relate to assets designated as held for investment at the time of origination in accordance with paragraph 8(a) of SOP-01-6 and do not include any cash flows through the sale dates related to assets securitized. Proceeds from sales of assets designated as held for investment (reported in investing activities) represented approximately 12% of originations and purchases during the three year period ended December 31, 2005 and included end of lease asset sales in our operating lease equipment portfolio and opportunistic sales of receivables from time to time as markets presented attractive conditions.

As requested by staff, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and 10-Q;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely, Joseph M. Leone Vice Chairman and Chief Financial Officer